Exhibit 2

OPERATING RESULTS AND FINANCIAL REVIEW IN CONNECTION WITH THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2005.

        You should read this discussion with the consolidated financial statements and other financial information included in our Annual Report on Form 20-F for the year ended December 31, 2004 and our interim condensed consolidated financial statements as of June 30, 2005 attached as Exhibit 1 to our Report on Form 6-K filed with the Securities and Exchange Commission on September 27, 2005.

        Statements in this Report on Form 6-K concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2004, as well as those discussed elsewhere in that Annual Report and in our other filings with the Securities and Exchange Commission.

Overview

        We design, develop and market enabling technologies and products for the transmission of high quality voice, data and fax over packet networks. Newly developed equipment based on advanced voice communications standards enables packet networks to carry voice and data more efficiently and at a lower cost than traditional telephone networks by using substantially less network capacity. Our products are designed to enable our customers to build packet voice networking equipment that provides comparable communication quality to that of traditional telephone networks. Our communication boards are the building blocks for connecting traditional telephone networks with packet voice networks and provide high performance and large capacity on open telecommunications platform-based gateways. We have continued to broaden our offerings as we have expanded in the last few years from selling chips to boards, subsystems, media gateway systems and media servers.

        Our headquarters are in Airport City, Lod, Israel and we have additional offices in the United States, Europe, the Far East, and Latin America.

        In the six months ended June 30, 2005, one customer, Nortel Networks, accounted for 14.2% of our total revenues compared to 19.7% of our revenues in the same period in 2004. Based on our experience, we expect that our largest customers may change from period to period. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may be materially adversely affected.

        Revenues based on the location of our customers for three months and six months ended June 30, 2005 and 2004 are as follows:

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004

Americas	51.5%	65.2%	55.2%	62.8%
Europe	24.4	10.7	21.0	12.0
Far East	14.8	15.5	13.5	16.8
Israel	9.3	8.6	10.3	8.4

Total	100.0%	100.0%	100.0%	100.0%

        Part of our strategy involves the acquisition of complementary businesses and technologies. In May 2004, we acquired Ai-Logix, a leading provider of advanced voice recording hardware technology. This acquisition enhanced our board line business and provided an entry into the call recording market and the computer telephony integration market by leveraging our VoP expertise with the technology and strategic partnerships of Ai-Logix.

        Results of Operations

        The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004

Statement of Operations Data:

Revenues	100.0%	100.0%	100.0%	100.0%
Cost of revenues	40.8	42.1	40.7	42.3

Gross profit	59.2	57.9	59.3	57.7
Operating expenses:
Research and development, net	21.4	24.8	21.2	26.5
Selling and marketing	22.6	24.2	22.2	25.8
General and administrative	5.0	6.1	5.1	5.6

Total operating expenses	49.0	55.1	48.6	57.9

Operating income (loss)	10.2	2.8	10.7	(0.2)
Equity in losses of affiliated
company	1.9	0.8	1.6	0.7
Financial income, net	0.8	2.6	0.8	3.3

Income before
income taxes	11.4	4.6	11.4	2.4
Income taxes	0.5	0.2	0.5	0.1

Net income	10.8%	4.4%	10.9%	2.3%

        Revenues. Our revenues increased to $28.5 million in the second quarter of 2005 from $19.1 million in the second quarter of 2004. Revenues in the first half of 2005 increased to $55.5 million from $34.4 million for the same period of 2004. The increase in revenues during the six months ended June 30, 2005, was primarily due to an increase of $9.0 million in sales in the United States derived mainly from the inclusion of the results of Ai-Logix for the full period in 2005 compared to from May in the 2004 period, as well as an increase of $7.5 million in sales in Europe.

        Gross Profit. Our cost of revenues includes the manufacturing cost of hardware, quality assurance, overhead related to manufacturing activity and technology licensing fees payable to third parties. Gross profit as a percentage of revenues increased to 59.2% for the second quarter of 2005 from 57.9% for the second quarter of 2004. Gross profit as a percentage of revenues increased to 59.3% for the six months ended June 30, 2005 from 57.7% for the same period in 2004. The increase in our gross profit percentage was primarily a result of higher sales volume that allowed us to leverage our operations as our manufacturing overhead was spread over a larger sales base. The increase in gross profit percentage was also due to our ability to offset the continued decline in average selling prices of our products with a reduction in manufacturing costs. The reduction in manufacturing costs was primarily due to a reduction in our raw material costs.

        Research and Development Expenses, net. Our net research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors. Our net research and development expenses increased to $6.1 million in the second quarter of 2005 from $4.7 million in the second quarter of 2004 and to $11.8 million in the six months ended June 30, 2005 from $9.1 million in the same period in 2004. As a percentage of revenues, these expenses decreased to 21.4% in the three months ended June 30, 2005 from 24.8% in the same period in 2004, and to 21.2% in the six months ended June 30, 2005 from 26.5% in the same period in 2004. The increase in net research and development expenses was primarily due to additions to our research and development personnel resulting from the acquisition of Ai-Logix during the second quarter of 2004. We expect that research and development expenses will continue to increase in absolute dollar terms as a result of our continued development of new products.

        Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of compensation for selling and marketing personnel, as well as exhibition, travel and related expenses. Our selling and marketing expenses increased to $6.5 million in the second quarter of 2005 from $4.6 million in the second quarter of 2004 and to $12.3 million in the six months ended June 30, 2005 from $8.9 million for the same period in 2004. As a percentage of revenues, these expenses decreased to 22.6% in the three months ended June 30, 2005 from 24.2% in the same period in 2004, and to 22.2% in the six months ended June 30, 2005 from 25.8% in the same period in 2004. The increase in these expenses was primarily due to an increase in selling and marketing personnel and associated expenses, as well as expenses for additional personnel as a result of the acquisition of Ai-Logix. We expect that selling and marketing expenses will continue to increase in absolute dollar terms as a result of an expected increase in our sales force and marketing activities.

        General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation for finance, human resources and general management, rent, network and information systems and bad debt reserve, as well as insurance and professional services expenses. Our general and administrative expenses increased to $1.4 million in the second quarter of 2005 from $1.2 million in the second quarter of 2004 and to $2.8 million in the six months ended June 30, 2005 from $1.9 million in the same period in 2004. As a percentage of revenues, these expenses decreased to 5.0% in the three months ended June 30, 2005 from 6.1% in the same period in 2004, and to 5.1% in the six months ended June 30, 2005 from 5.6% in the same period in 2004. The increase in general and administrative expenses was primarily the result of consolidating the expenses of our Ai-Logix subsidiary, which was acquired in May 2004, as well as amortization of intangible assets resulting from the acquisition.

        Financial Income, Net. Our financial income consists primarily of interest derived on Cash and cash equivalents, marketable securities, long-term bank deposits and structured notes, net of interest accrued in connection with our senior convertible notes and bank charges. Our financial income, net, was $546,000 during the second quarter of 2005 compared to $494,000 for the same period of 2004. For the six months ended June 30, 2005, our financial income, net, was $874,000 as compared to $1.2 million during the same period in 2004. The decrease in financial income, net, was due a reduction in cash, excluding the net proceeds from our sale of senior convertible notes, and an increase in projected forward rates which affected the financial income from our structured notes during the first half of 2005. This decrease was partially offset by higher interest rates on our short term deposits and on our marketable securities and interest income, net, on the $120.2 million of net proceeds from our sale of senior convertible notes in November 2004.

        Equity in Losses of Affiliated Company. Our equity in losses of an affiliated company increased to $214,000 in the second quarter of 2005 from $150,000 in the second quarter of 2004. For the six months ended June 30, 2005, our equity in losses of an affiliated company was $470,000 as compared to $229,000 for the same period of 2004. We believe that the products being developed by the affiliated company may enable us to enter new markets and to offer new products.

LIQUIDITY AND CAPITAL RESOURCES

        We have financed our operations from the remaining proceeds from prior public offerings of our Ordinary shares and the net proceeds of approximately $120.2 million from a private placement in November 2004 of $125.0 million aggregate principal amount of our 2.00% Senior Convertible Notes due 2024. As of June 30, 2005, we had $136.2 million in cash and cash equivalents and short term marketable securities, and $78.5 million in long-term marketable securities, long-term bank deposits and structured notes.

        We used $10.0 million of our cash in May 2004 and an additional $10 million of our cash in April 2005 in connection with the acquisition of Ai-Logix. We paid $2.5 million in connection with the acquisition of the UAS product group in the first half of 2004. In addition, we paid $4.9 million to Nortel in 2004, based on the amount of orders for UAS products that we received from Nortel. These payments were offset against related revenues earned by us from these orders.

        Our operating activities provided cash in the amount of $6.7 million in the first half of 2005, primarily due to our net income of $6.1 million, an increase of $2.3 million in trade payables and $1.6 million of depreciation expenses, which were partially offset by an increase of $3.3 million in our trade receivables. Our operating activities provided cash in the amount of $2.0 million in the first half of 2004, primarily due to our net income of $796,000, depreciation expenses of $1.5 million and an increase of $1.0 million in trade payables, which were partially offset by an increase of $1.1 million in our inventories.

        In the first half of 2005, our investing activities used cash in the amount of $40.5 million, primarily due to investments of $29.3 million in short term and long term marketable securities and structured notes, and a payment of $10.0 million in connection with the acquisition of Ai-Logix as a result of the achievement of revenue milestones by the Ai-Logix business during 2004 and 2005. In the first half of 2004, our investing activities used cash in the amount of $15.2 million primarily due to payments of $8.7 million in connection with the acquisition of Ai-Logix, net of cash received, and $2.5 million in connection with the acquisition of the UAS product group. Our capital expenditures were $960,000 in the first half of 2005, and $2.6 million in the first half of 2004. The majority of our capital investment has been for testing equipment, an enterprise resources planning system, computers, peripheral equipment, software, office furniture and leasehold improvements. We used working capital to finance these expenditures.

        In the first half of 2005, our financing activities provided $2.1 million, primarily due to proceeds of $2.2 million from the issuance of shares upon exercise of options and the sale of shares under our Employee Stock Purchase Plan. In the first half of 2004, financing activities provided $3.2 million, due to proceeds from the issuance of shares upon exercise of options and the sale of shares under our Employee Stock Purchase Plan.

        We anticipate that our operating expenses will be a material use of our cash resources for the foreseeable future. We believe that our current working capital is sufficient to meet our present cash requirements. Part of our strategy is to pursue acquisition opportunities. If we do not have available sufficient cash to finance our operations and the completion of one or more acquisitions, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms or at all.